UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Circuit City Stores, Inc.

(Name of Issuer)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

172737108 (CUSIP number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella, Managing Director

John Hancock Tower

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172737108	13D	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,917,716 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 12,917,716 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,917,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 172737108	13D	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,917,716 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 12,917,716 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,917,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 172737108	13D	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,917,716 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 12,917,716 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,917,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 172737108	13D	Page 5 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,917,716 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 12,917,716 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,917,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 172737108	13D	Page 6 of 15 pages

Item 1. Security and Issuer.

The securities to which this statement relates are shares of Common Stock, par value $0.50 per share (the “Shares”), of Circuit City Stores, Inc., a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9950 Mayland Drive, Richmond, Virginia 23233.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds: Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), and Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. (collectively with Highfields I and Highfields II, the “Funds”). The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

Highfields GP is the General Partner of Highfields Capital Management. Highfields GP’s principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

Mr. Jacobson is a Managing Member of Highfields GP and his business address is John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

Mr. Grubman is a Managing Member of Highfields GP and his business address is John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

CUSIP No. 172737108	13D	Page 7 of 15 pages

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws, but has been involved in the legal proceeding described immediately below. The description of such proceeding in this Schedule 13D shall not be construed as an admission by the Reporting Persons that such disclosure is required by this Item 2, nor waive the Reporting Persons’ rights to conclude otherwise in the future.

In February 2004, Highfields Capital Management, Longleaf Partners Small-Cap Fund, a mutual fund not affiliated with Highfields Capital Management, and Southeastern Asset Management, Inc., an investment advisor to such mutual fund that is also not affiliated with Highfields Capital Management (collectively, the “Shareholder Defendants”), were named in a complaint filed by The MONY Group, Inc. (“MONY”) in the U.S. District Court for the Southern District of New York (the “U.S. District Court”) seeking equitable relief. The complaint alleged that the Shareholder Defendants had each violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their activities opposing the acquisition of MONY by AXA Financial, Inc. (“AXA”). MONY obtained a preliminary injunction enjoining the Shareholder Defendants from distributing to other MONY shareholders a duplicate copy of MONY’s proxy card. Such distribution was planned by Highfields Capital Management after consultation with the staff of the SEC’s Division of Corporation Finance (the “SEC Staff”). In such consultations, the SEC Staff orally advised legal counsel for Highfields Capital Management that such a distribution would be lawful and permitted if certain conditions were satisfied. On February 10, 2004, the SEC Staff submitted a letter to the U.S. District Court setting forth its views on the propriety of such a distribution. On February 11, 2004, the U.S. District Court noted that the manner of Highfields Capital Management’s distribution had been expressly sanctioned by the SEC Staff and denied MONY’s request for a preliminary injunction. Immediately thereafter, Highfields Capital Management distributed duplicate MONY proxy cards in conformance with the conditions outlined by the SEC Staff and set out in the February 11, 2004 opinion of the U.S. District Court. On MONY’s appeal, in April 2004, the Second Circuit Court of Appeals reversed, despite the SEC Staff’s position to the contrary. At MONY’s May 18, 2004, meeting of shareholders, the acquisition by AXA was approved, and MONY subsequently dismissed its lawsuit against Highfields Capital Management with prejudice.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,322,894 Shares owned by Highfields I was $15,275,086.59 inclusive of brokerage commissions.

The aggregate purchase price of the 3,094,755 Shares owned by Highfields II was $35,938,995.14, inclusive of brokerage commissions.

The aggregate purchase price of the 8,500,067 Shares owned by Highfields Capital Ltd. was $94,127,626.46, inclusive of brokerage commissions.

CUSIP No. 172737108	13D	Page 8 of 15 pages

Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

Highfields has been a shareholder of the Issuer since 2003 and has since such time, and from time to time, had discussions and corresponded with the Issuer’s management, including members of the Issuer’s board of directors, about the Issuer’s business plans, strategies, capital structure and related matters. Following recent such discussions with Mr. Alan McCullough, Chairman and Chief Executive Officer of the Issuer, and others, on February 11, 2005, Highfields sent a letter to Mr. McCullough, stating among other things, that based on the Issuer’s publicly available information, Highfields proposes to acquire all of the outstanding Shares of the Issuer for $17.00 per share in cash. Such proposed consideration represents a premium of 20% over both the closing price of Shares on February 10, 2005 (the day before the date of the letter) and the average closing price of Shares over the twenty trading days preceding the letter. Taking into account what Highfields estimates to be the Issuer’s current cash balance of approximately $5.50 per share, this proposal represents a 33% premium to the market value of the Issuer’s operating business. The letter also states that Highfields has retained UBS Investment Bank (“UBS”) as its financial advisor, is working with UBS to provide debt financing, and that it would finance the transaction with a combination of senior debt, subordinated debt and equity. The letter provides that Highfields’ proposal is subject to: (a) completion of business, legal and accounting due diligence; (b) customary agreements with management; (c) negotiation of a satisfactory merger agreement; and (d) Hart-Scott-Rodino clearance. The complete text of the letter is attached as Exhibit A.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, Highfields will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed a plan or proposal or be included as a step in the acquisition proposal described in the first paragraph of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D.

CUSIP No. 172737108	13D	Page 9 of 15 pages

Highfields reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Highfields intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of February 15, 2005, Highfields I, Highfields II and Highfields Capital Ltd. owned beneficially 1,322,894, 3,094,755 and 8,500,067 Shares, respectively, representing approximately 0.7%, 1.6% and 4.4%, respectively, of the 191,276,495 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of February 15, 2005, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 12,917,716 Shares owned beneficially by the Funds, representing approximately 6.8% of the 191,276,495 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of February 15, 2005, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 12,917,716 Shares owned beneficially by Highfields Capital Management, representing approximately 6.8% of the 191,276,495 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of February 15, 2005, Mr. Jacobson, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 12,917,716 Shares owned beneficially by Highfields GP, representing approximately 6.8% of the 191,276,495 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of February 15, 2005, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 12,917,716 Shares owned beneficially by Highfields GP, representing approximately 6.8% of the 191,276,495 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

CUSIP No. 172737108	13D	Page 10 of 15 pages

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Annex 1 attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Notwithstanding the foregoing, Highfields Capital Management has engaged UBS as its exclusive financial advisor and is working with UBS to provide debt financing in connection with the potential acquisition. In addition, UBS will receive customary fees in the event the acquisition and financing are consummated.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Annex 1	Information With Respect to Transactions of Shares During the Past 60 Days

Exhibit A	Letter to Issuer

Exhibit B	Joint Filing Agreement

CUSIP No. 172737108	13D	Page 11 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2005	HIGHFIELDS CAPITAL MANAGEMENT LP

	By:	Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 172737108	13D	Page 12 of 15 pages

Annex 1

Information With Respect to Transactions of Shares During the Past 60 Days

Highfields Capital I LP

Date	Transaction(1)	Shares	Price/Share ($)(2)
1/3/05	Sell	13,030	15.39
1/6/05	Buy	9,040	13.76
1/7/05	Buy	46,013	13.72
1/10/05	Buy	16,053	13.71
1/11/05	Buy	22,333	13.59
1/12/05	Buy	35,877	13.56
1/13/05	Buy	10,899	13.75
1/14/05	Buy	(3)	(3)

Highfields Capital II LP

Date	Transaction(1)	Shares	Price/Share ($)(2)
1/3/05	Sell	30,520	15.39
1/10/05	Buy	17,358	13.71
1/11/05	Buy	52,241	13.59
1/12/05	Buy	83,877	13.56
1/13/05	Buy	25,540	13.75
1/14/05	Buy	(4)	(4)

Highfields Capital Ltd.

Date	Transaction(1)	Shares	Price/Share ($)(2)
1/3/05	Sell	100,850	15.39
1/6/05	Buy	1,120,960	13.76
1/7/05	Buy	377,287	13.72
1/10/05	Buy	131,589	13.71
1/11/05	Buy	183,126	13.59
1/12/05	Buy	294,046	13.56
1/13/05	Buy	89,561	13.75
1/14/05	Buy	(5)	(5)

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.
(3)	On January 14, 2005, Highfields I purchased 530 call options at a price of $156.96 per call, inclusive of commissions.
(4)	On January 14, 2005, Highfields II purchased 1,290 call options at a price of $156.96 per call, inclusive of commissions.
(5)	On January 14, 2005, Highfields Capital Ltd. purchased 2,639 call options at a price of $156.96 per call, inclusive of commissions.

CUSIP No. 172737108	13D	Page 13 of 15 pages

Exhibit A

February 11, 2005

Mr. W. Alan McCollough

Chairman/President/CEO

Circuit City Stores Inc.

9950 Mayland Drive

Richmond, VA 23233

Dear Alan:

Thank you again for taking the time this week to meet with us. We appreciate the frank discussion and your candor about the challenges facing Circuit City (the “Company”). Since we first became shareholders of the Company back in 2003, we have spent considerable time discussing with management the steps we believe necessary to increase shareholder value. We have appreciated the opportunity to express our views to you, your management team, and Jim Hardymon, and we are encouraged that you all believe the status quo is not acceptable.

Though some steps have been taken to address the Company’s operating performance and suboptimal capital structure, we are nevertheless disappointed that management has been unable to move more aggressively. As we discussed on Wednesday, we attribute this partially to the demands and scrutiny that come with being a public company (i.e. emphasis on monthly sales, quarterly earnings and other short-term targets) and partially to the Company’s historical inability to react to the increasing competitive nature of the business. These and other factors make it increasingly clear that the public market will not give full value to the Company’s established franchise anytime soon, and as a result, we believe that Circuit City may be better suited to execute its business plan as a privately-held company. Such a transformation would eliminate the public-company transparency into the Company’s operating strategy that is uniquely damaging in a highly competitive industry where Circuit City is going head-to-head with a tough and entrenched competitor. Finally, the Company’s belief that a significant cash balance should be maintained even though it continues to generate cash severely limits the potential upside to equity holders. We are convinced that as a private company, Circuit City will be able to effect change more rapidly with fewer constraints.

To this end, based upon publicly available information, Highfields Capital is prepared to pursue an acquisition of all of the outstanding common shares of Circuit City for $17.00 in cash. This offer represents a premium of over 20% both to last night’s close and the average closing price of Circuit’s City shares for the last twenty trading days. Taking into account what we estimate to be the Company’s current cash balance of approximately $5.50 per share, our proposal represents a 33% premium to the market value of the Company’s operating business. This price provides liquidity to Circuit City shareholders at a substantial premium.

CUSIP No. 172737108	13D	Page 14 of 15 pages

We have retained UBS Investment Bank as our financial advisor and Goodwin Procter LLP as our legal advisors. We are also working with UBS to provide debt financing. We would envision financing the transaction with a combination of senior debt, subordinated debt and equity. As you know, Highfields Capital manages over $6.5 billion, and in addition to our investments in the public markets, we have sponsored and participated in several other going-private transactions and private company investments. Our proposal is subject to: (a) completion of customary business, legal and accounting due diligence, (b) customary agreements with management, (c) negotiation of a satisfactory Merger Agreement, and (d) Hart-Scott-Rodino clearance.

We ask that you forward this letter to your fellow Directors for their review, and we look forward to hearing from the Board shortly. We are prepared to proceed expeditiously toward satisfying the conditions necessary to reach agreement and consummate such a transaction. Our full team is available to answer questions, begin detailed discussions and move forward immediately. We hope such a process will result in a transaction that is in the best interests of both Circuit City and its shareholders.

Very truly yours,

/s/ Jonathon S. Jacobson	/s/ Richard L. Grubman
Jonathon S. Jacobson	Richard L. Grubman
Managing Director	Managing Director

CUSIP No. 172737108	13D	Page 15 of 15 pages

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of February 15, 2005.

HIGHFIELDS CAPITAL MANAGEMENT LP

By:	Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title